Delisting Determination, The Nasdaq Stock Market, LLC, July 27, 2023, NantHealth, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of NantHealth, Inc. (the Company), effective at the opening of the trading session on August 7, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(2)(C). The Company was notified of the Staff determination on May 2, 2023.
On May 9, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On May 19, 2023, the Company witdrew its appeal. Following the appeal withdrawal, the matter was closed on May 22, 2023. The Company securities were suspended on May 24, 2023.
The Staff determination to delist the Company securities became final on May 24, 2023.